Filed Pursuant to Rule 424(b)(3)

File No. 333-170225

CORPORATE PROPERTY ASSOCIATES 17 – GLOBAL INCORPORATED

Prospectus Supplement No. 5 Dated March 20, 2012

To Prospectus Dated April 7, 2011

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 – Global Incorporated, dated April 7, 2011 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 – Global Incorporated upon request.

RECENT DEVELOPMENTS

Prior Offerings By Affiliates

The chart entitled “W. P. Carey’s Completed Programs” appearing on page 71 of the Prospectus is replaced with the following chart:

W. P. CAREY’S COMPLETED PROGRAMS

		CPA®:1	CPA®:2	CPA®:3	CPA®:4	CPA®:5	CPA®:6	CPA®:7	CPA®:8	CPA®:9	CPA®:10	CIP®	CPA®:12	CPA®:14
Total Cash Distributions Plus Liquidation Value per $10,000 Invested		$23,670	$36,864	$40,806	$31,007	$21,024	$26,382	$21,504	$22,851	$18,393	$20,833	$24,243	$23,552	$21,719
Value Received at Liquidation per $10,000 Invested(1)		$11,314	$12,028	$16,317	$14,184	$7,903	$14,848	$11,914	$14,960	$11,321	$11,230	$13,900	$13,300	$11,500
Total Cash Distributions per $10,000 Invested(2)		$12,356	$24,835	$24,489	$16,824	$13,122	$11,534	$9,590	$7,891	$7,072	$9,603	$10,343	$10,252	$10,219
Percentage of Original Investment Received(3)		237%	369%	408%	310%	210%	264%	215%	229%	184%	208%	242%	236%	217%
Average Annual Return(4)		7.17%	14.89%	18.81%	13.85%	7.72%	12.47%	10.15%	13.10%	9.59%	8.81%	11.22%	10.91%	8.96%
	2011													8.38%
	2010													8.37%
	2009													8.29%
	2008													8.19%
	2007													8.11%
	2006												8.27%	7.79%
	2005												8.27%	7.63%
Annualized Yields	2004											8.58%	8.27%	7.58%
Based on Calendar	2003											8.54%	8.26%	7.54%
Year Distributions(5)	2002										7.18%	8.51%	8.23%	7.49%
	2001										7.15%	8.41%	8.20%	7.08%
	2000										7.12%	8.32%	8.17%	6.59%
	1999										7.09%	8.28%	8.14%	6.49%
	1998										7.05%	8.25%	8.10%	6.14%
	1997	7.05%	18.92%	19.86%	11.44%	7.05%	9.71%	8.62%	8.81%	8.50%	7.35%	8.22%	8.07%
	1996	7.02%	18.73%	19.72%	11.38%	7.71%	9.61%	8.52%	8.72%	8.48%	8.30%	8.17%	8.04%
	1995	6.50%	17.90%	18.95%	11.24%	9.78%	9.29%	8.37%	8.53%	8.44%	8.29%	8.09%	7.63%
	1994	6.29%	17.51%	18.69%	11.16%	9.74%	9.23%	6.74%	8.45%	8.40%	8.25%	8.02%	7.04%
	1993	6.23%	17.33%	18.49%	11.11%	9.68%	9.17%	6.12%	8.41%	8.36%	8.20%	7.41%
	1992	6.15%	17.11%	17.95%	11.03%	9.60%	9.08%	6.62%	8.35%	8.30%	8.12%	7.10%
	1991	6.07%	16.82%	16.44%	10.83%	9.52%	8.67%	8.32%	8.27%	8.22%	7.94%
	1990	5.75%	16.57%	15.80%	10.59%	9.44%	8.46%	8.29%	8.19%	8.14%
	1989	5.41%	16.00%	14.60%	10.45%	9.36%	8.33%	8.18%	8.08%	8.09%
	1988	5.32%	15.40%	13.54%	10.35%	9.28%	8.23%	8.10%	8.03%
	1987	5.27%	15.08%	13.00%	10.26%	9.19%	8.14%	8.03%
	1986	5.22%	13.29%	12.25%	10.19%	9.10%	8.06%
	1985	7.45%	9.57%	11.55%	10.11%	8.84%	8.01%
	1984	7.45%	9.17%	11.15%	10.03%	8.48%
	1983	7.45%	9.09%	10.06%	8.92%
	1982	7.45%	8.79%	9.76%
	1981	7.43%	8.03%
	1980	7.33%	8.01%
	1979	7.18%

Past Performance is not a guarantee of future results.

(1)	CPA®:1 through CPA®:9 were merged into Carey Diversified LLC and listed on the New York Stock Exchange in January 1998. Terminal values are based on any final cash distributions plus the average share price for the 30 trading days after the listing, which was $21.51 per share. In June 2000, Carey Diversified LLC acquired the net lease business operations of W. P. Carey & Co., Inc. and is now known as W. P. Carey & Co. LLC. In May 2002, CPA®:10 and CIP® merged, with CIP® being the surviving company. In this transaction CPA®:10 stockholders exchanged their shares for either shares of CIP® or 4% promissory notes. Those who elected promissory notes received interest and $11.23 per share at the end of 2002, as illustrated here. In September 2004, CIP® and CPA®:15 merged with CPA®:15 being the surviving company. In the merger, CIP® stockholders received a special cash distribution of $3.00 per share and, in addition, the choice of either $10.90 in cash or 1.09 shares of CPA®:15. In December 2006, CPA®:12 and CPA®:14 merged, with CPA®:14 being the surviving company. In the merger, CPA®:12 stockholders received a special cash distribution of $3.19 per share and, in addition, the choice of $10.30 in cash or 0.8692 shares of CPA®:14. In May 2011, CPA®:14 and CPA®:16 — Global merged, with CPA®:16 — Global being the surviving company. In the merger, CPA®:14 stockholders received a special cash distribution of $1.00 per share and, in addition, the choice of $10.50 in cash or 1.1932 shares of CPA®:16 — Global.
(2)	Includes special distributions made during the life of a CPA® Program for the following programs (per $10,000 investment): CPA® :2 $7,300, CPA® :3 $5,000, CPA® :4 $1,400, CPA® :5 $540, CPA® :7 $500, CPA®:14 $490.
(3)	Percentage of original investment received = (cash distributions + liquidation value) / original investment.
(4)	Average annual return = total return / number of years in the program. Total return = [(cash distributions + liquidation value) – original investment] / original investment.
(5)	Cash distribution percentages are calculated by dividing the cash distributed during any given year (excluding distributions of cash from property sales) by the total investment in the program assuming investment in first closing. Cash distributions from property sales are deducted from the original investment in calculating subsequent cash return percentages. When a fund’s first or last year was a partial year, the cash distribution rate for that year is quoted on an annualized basis.

The chart entitled “W. P. Carey’s Operating REITs — Cash Distributions From Operations” appearing on page 72 of the Prospectus is replaced with the following chart:

W. P. CAREY’S OTHER OPERATING REITs

Cash Distributions From Operations

		CPA®:15	CPA®:16 - Global
Total Cash Distributions Per $10,000 Invested(1)		$6,710	$4,934
Annualized Yields Based On Calendar Year Distributions(2)	2011	7.34%	6.63%
	2010	7.29%	6.62%
	2009	7.15%	6.62%
	2008	6.89%	6.56%
	2007	6.64%	6.48%
	2006	6.48%	6.33%
	2005	6.37%	5.36%
	2004	6.29%	4.54%
	2003	6.21%
	2002	6.05%

Past Performance is not a guarantee of future results.

(1)	Total cash distributions include those received from operations and from property sales through January 15, 2012 and are exclusive of increases or decrease in property values and equity build-up from paydown of mortgage balances. The percentages reflected above will represent a return of the money originally invested in a program and not a return on such money to the extent aggregate proceeds from the sale of such program’s properties are less than the gross investment in such program.
(2)	Cash distribution percentages are calculated by dividing the cash distributed during any given year (excluding distributions of cash from property sales) by the total original investment in the program assuming investment in first closing. Beginning in January 2008, CPA®:15 cash distribution percentages are based on a $9.92 per share investment after adjusting for a $0.08 per share special distribution paid in January 2008. Cash distribution percentages are quoted on an annualized basis.

The charts above include, in summary form, the performance histories of the other operating CPA® REITs and should not be considered as indicative of our possible operations. We will own a portfolio of properties different from those owned by the CPA® Programs. The inclusion of these charts does not imply in any manner that we will make investments comparable to those reflected in the charts with respect to cash flow, taxable income or other factors, nor does it imply or indicate that purchasers of shares will experience returns comparable to those experienced by investors in the real estate portfolios other than ours referred to in the charts. Moreover, the size of cash distributions is only one criterion on which a decision to invest in our shares should be based. Investors who purchase our shares will not have ownership interests in any of the other real estate portfolios depicted here (unless they are also investors in those real estate portfolios). An investment in the other real estate portfolios listed above was subject to risks similar to those of an investment in our shares, except that we are subject to additional risks associated with significant international investments.

Change in Transfer Agent

On March 12, 2012, DST Systems, Inc. began serving as our registrar and transfer agent. Effective immediately, stockholder requests should be delivered or mailed to:

Regular Mail	Overnight Address

Corporate Property Associates 17 – Global Incorporated	Corporate Property Associates 17 – Global Incorporated
W. P. Carey & Co. LLC	W. P. Carey & Co. LLC
c/o DST Systems, Inc.	c/o DST Systems, Inc.
PO Box 219015	430 W. 7th Street
Kansas City, MO 64121-9015	Kansas City, MO 64105

Telephone:
(888) 241-3737

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, distribution mailing address, or dividend reinvestment plan election, as well as stockholder redemption requests under our share redemption program.